SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 5, 2025

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, February 5, 2025 regarding “Ericsson appoints Charlotte Levert as Chief People Officer”

PRESS RELEASE February 5, 2025

Ericsson appoints Charlotte Levert as Chief People Officer

•	Effective as of February 10, 2025

•	Becomes member of Ericsson’s Executive Team, reporting to the CEO

Ericsson (NASDAQ: ERIC) today announces the appointment of Charlotte Levert as its new Chief People Officer, Senior Vice President, and Head of Group Function People. Charlotte Levert who is currently Vice President and Head of People Business Area Cloud and Software Services will replace MajBritt Arfert, whose departure Ericsson announced in October 2024. Charlotte Levert will take up her new position on February 10 and will be based in Sweden.

Charlotte Levert has held executive positions within Ericsson across several business areas. She has most recently held the position of Head of People Business Area Managed Services. Before joining Ericsson, Charlotte Levert was Head of HR Sweden & Global HR business partner at Tieto and has held various senior management positions within human resources. She holds a Bachelor in Business Management & Human Resources.

Börje Ekholm, President and CEO of Ericsson, says: “Charlotte will be an integral part as we are entering the next chapter of Ericsson’s strategy and in the continued evolution of the People agenda. She brings a strong track record from different organizations including different parts of Ericsson and I’m very much looking forward to having Charlotte join the Executive Team.”

Commenting on the appointment, Charlotte Levert says: “I am truly honored to take on this role and grateful for the trust. Working at Ericsson means we all get the chance to be part of shaping the future. I am looking forward to co-creating a future-proof organization and where Ericsson remains a great place to work.”

In October 2024 Ericsson announced that MajBritt Arfert would step down after having been with Ericsson for over 38 years and a member of the Company’s Executive Team since the autumn of 2016. MajBritt Arfert will be available for Ericsson during the spring and leave Ericsson at the end of May 2025.

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PRESS RELEASE February 5, 2025

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MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

ABOUT ERICSSON:

Ericsson’s high-performing networks provide connectivity for billions of people every day. For nearly 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: February 5, 2025